Exhibit 16

January 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated January 31, 2002, of Lipid Sciences, Inc. and are in agreement with the statements contained in the third, fifth and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

         /s/ Ernst & Young LLP